100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2016-09

POLYMET SUBMITS AIR QUALITY PERMIT APPLICATION TO MINNESOTA POLLUTION CONTROL AGENCY

St. Paul, Minn., August 24, 2016 – PolyMet Mining Corp. TSX: POM; NYSE MKT: PLM announced today that its wholly-owned subsidiary, Poly Met Mining, Inc. (together “PolyMet” or the “Company”) submitted its air quality permit application to the Minnesota Pollution Control Agency, marking another step forward for the NorthMet Project.

The permit is one of several major permits required to construct and operate the NorthMet copper-nickel-precious metals project located in northeastern Minnesota. It follows PolyMet’s submission of water-related permit applications to the MPCA and Department of Natural Resources in July. Earlier this month the Company submitted an application to the MPCA for Section 401 Certification as part of the federal Section 404 wetlands permit application, which is already under consideration by the U.S. Army Corps of Engineers.

The air quality permit application outlines the type and volume of emissions from the project, the methods to be used to control and monitor emissions, and the rules or regulations that apply to the operation.

“As with our water permit applications, we took great care to ensure our air permit application provides full details of how we will meet air quality standards and protect the environment,” said Jon Cherry, PolyMet president and CEO. He said the company’s last remaining major permit application, the Permit to Mine, will be submitted in the coming weeks once it has undergone that same rigorous pre-submittal review process as the air and water permits.

Following the process laid out in the April 19, 2016 pre-application public meeting in Aurora, Minnesota, permit applications are posted on www.mn.gov/polymet. The website also provides information about the permitting process for the Minnesota Pollution Control Agency and the Minnesota Department of Natural Resources.

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About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study. The NorthMet Final EIS was published in November 2015, preparing the way for decisions on permit applications. NorthMet is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2016 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended April 30, 2016, for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.